UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Numbers: 0-23375

333-40159

GE FINANCIAL ASSURANCE HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

6604 West Broad Street

Richmond, Virginia 23230

(804) 281-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $1.00 par value per share

1.6% Notes Due 2011

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒
		Rule 12h-3(b)(3)	☐

Approximate number of holders of record of the Common Stock, $1.00 par value per share, as of the certification or notice date: 1

Approximate number of holders of record of the 1.6% Notes Due 2011 as of the certification or notice date: 15

Pursuant to the requirements of the Securities Exchange Act of 1934, GE Financial Assurance Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 27, 2004	By:	/s/ Jamie S. Miller
Name: Jamie S. Miller
Title: Vice President and Controller

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.